Dimensional

June 14, 2023

Via EDGAR
Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Dimensional ETF Trust
File Nos. 333-239440 and 811-23580

Dear Ms. Rowland:

On behalf of Dimensional ETF Trust (the “Registrant”), the following are responses to the Staff’s supplemental comments conveyed with regard to Post-Effective Amendment Nos. 20/24 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 4, 2023, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional California Municipal Bond ETF (the “Portfolio”).

Each supplemental SEC staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus

1.	Comment. Please include disclosure clarifying that the Portfolio does not utilize a limit or range with respect to the maturity of its investment portfolio.

Response.  The Registrant respectfully declines to revise the disclosure and notes that Instruction 3 to Item 9(b)(1) specifically notes that a “negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy.” As noted previously, however, the Registrant confirms supplementally that the Portfolio does not utilize a limit or range with respect to the maturity of its investment portfolio.

2.	Comment. Please revise the “Market Trading Risk” to include the risk of widening bid-ask spreads in the event authorized participants take a reduce role in making a market for the Portfolio’s shares.

Response. The Registrant has revised the disclosure accordingly.

U.S. Securities and Exchange Commission
June 14, 2023

3.
Comment.  Please restate the Portfolio’s fundamental investment policy in the Item 9 section of the Prospectus.  The SEC staff’s position is that General Instruction C.3(a) of Form N-1A does not apply to this disclosure.

Response. The Registrant has revised the disclosure accordingly.

4.	Comment. Please revise the disclosure about how the Advisor determines to buy and sell investments to be in plain English.

Response.  The Registrant supplementally notes that the Adviser believes that fixed income investing should involve a long-term view and a systematic focus on bond market risk and return, not on interest rate forecasting or market timing. Further, the Registrant notes that the Portfolio’s principal investment strategies include disclosure that defines the Portfolio’s eligible investment universe.  In addition, the disclosure includes a duration range that the Portfolio will generally maintain under normal circumstances, while noting that, in making purchase decisions, if the expected term premium is greater for longer-term securities, the Advisor will focus investment in longer-term securities, otherwise, the Portfolio will focus investment in shorter-term securities.  Moreover, the disclosure notes that the Advisor places priority on efficiently managing portfolio turnover and keeping trading costs low, while managing the Portfolio with a view towards capturing expected credit premiums and expected term premiums, both terms of which are defined.  Lastly, the Registrant notes that the disclosure provides that the holding period for assets of the Portfolio will be chosen with a view towards maximizing anticipated returns, net of trading costs. Accordingly, the Registrant respectfully declines to revise the disclosure and believes the principal investment strategies, as noted above, appropriately disclose how the Adviser determines to buy and sell investments in plain English.

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Please do not hesitate to contact Mr. Crowell at (215) 564-8082, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
Dimensional ETF Trust